Adastra Announces Submission of Medical Sales License
Application and Engagement of IR Labs Inc. to Provide Investor
Relations Services

Langley, BC, April 11, 2022- Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a Health Canada Licensed cannabis company focused on processing, sales, organoleptic testing, and analytical testing, is pleased to announce the submission of its Medical Sales License application to Health Canada on April 1, 2022.

A Medical Sales License would permit Adastra to perform the following activities:

● Sell cannabis extracts to medical cannabis patients and licensed health practitioners;

● Develop products classified as cannabis extracts:

○ Inhaled (vaporizer cartridge and shatter),

○ Ingested (tincture, oil, capsule, soft gel and oral spray),

○ Other (suppository);

● Sell dried cannabis

On August 31, 2021, Adastra announced its acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, a lean digital patient care platform providing complimentary assessments for alternative treatments of medical cannabis and other breakthrough therapies, such as psychedelics.

"I am particularly excited about the future of cannabinoid-based medical treatments, especially the pharmaceutical distribution of these remedies," said Michael Forbes, Chief Executive Officer, Corporate Secretary and Director of Adastra. "Having strong ties to the medical community, I am confident that CBD, CBN and CBG specifically will play a significant role in the Canadian medical market in the near future. Adastra's ability to sell to the growing and established medical market positions the Company to leverage its existing clinics for direct-to-patient sales and pharmacy sales soon. We are also uniquely positioned to tap into my pharmacy retail network in order to provide Adastra's medical cannabinoid products to patients across Canada."

Engagement with irlabs

Adastra is also pleased to announce that it has entered into an engagement letter dated effective April 8, 2022 (the "Agreement") with IR Labs Inc. ("irlabs"), whereby irlabs has agreed to provide the Company with certain investor relations services (the "Services") in the areas of: (i) capital markets advisory, including strategic advisory and introductions to investors and investment bankers; and (ii) the development and management of an investor relations and communications program, including public relations/media, social media and stakeholder relations.

Either party may terminate the Agreement at any time by providing the other party with 30 days' prior written notice of termination. In consideration for the Services, the Company has agreed to pay irlabs a monthly fee of $10,000 in cash, plus applicable taxes (the "Monthly Fee"), due and payable on the last day of each month. The first payment will be $15,000 in cash, plus applicable taxes, due and payable on April 30, 2022. The Company has also agreed to reimburse irlabs for all reasonable out-of-pocket expenses incurred in connection with irlabs performing the Services. In addition, irlabs will bill a monthly charge totalling 3% of the Monthly Fee to cover subscription fees for market intelligence platforms, media monitoring, certain information retrieval services, and other ordinary course items that will not be billed to the Company on an itemized basis. irlabs has agreed not to incur any aggregate disbursements greater than $500 a month without the Company's approval. irlabs' contact person, address, email and telephone number are as follows: Alyssa Barry (Principal and Co-Founder), 400 - 22 E 5th Ave, Vancouver, BC V5T 1G8, alyssa@irlabs.ca, 604-997-0965.

irlabs is a dynamic investor relations firm that applies innovative strategies to create visibility, drive investor engagement and make an impact. Headquartered in Vancouver, BC with team members located across North America, irlabs is industry and sector agnostic and supports both private and public companies with their investor relations programs, corporate communications and corporate governance. For more information visit www.irlabs.ca.

About Adastra Holdings Ltd.

Founded in 2018 and formerly known as Phyto Extractions Inc., Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use and medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra is known for its popular line of Phyto Extractions branded cannabis concentrate products available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, BC, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD by applying for a Controlled Substances Dealer's Licence, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, with the recent acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary centre for medical cannabis and psychedelic therapies, working alongside doctors and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

About PerceiveMD

PerceiveMD has created the first of its kind, research-based, multidisciplinary centre for medical cannabis and other forward-thinking therapies such as psychedelics. It offers a holistic, team-based approach that focuses on the patient. Its team of nurses, pharmacists, physicians, practitioners, specialists, and educators will all work together to ensure that you are properly assessed, informed, and prescribed where appropriate. For more information, visit: www.perceivemd.ca.

For further information:

Michael Forbes, CEO, Corporate Secretary & Director

P: (778) 715 5011

E: michael@adastraholdings.ca

Forward-Looking Information

This news release includes forward-looking information within the meaning of Canadian securities legislation, concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information in this news release includes statements with respect to: (i) the anticipated grant of the Medical Sales License by Health Canada; (ii) the activities that the Company could conduct with a Medical Sales License; (iii) the effect of CBD, CBN and CBG on the Canadian medical market in the near future; (iv) the ability of the Company to leverage its existing clinics for direct-to-patient and pharmacy sales through its ability to sell to the growing and established medical market; (v) the Company's ability to benefit from a pharmacy retail network to provide Adastra's medical cannabinoid products to patients Canada-wide; and (vi) the Agreement with irlabs including the Services irlabs has agreed to provide to the Company. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) risks inherent in the cannabis extraction sector in general; (iii) changes in regulations surrounding cannabis as a controlled substance; and (iv) other factors beyond the control of the Company. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

SOURCE Adastra Holdings Ltd.